

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
(t) 914-921-7733
(f) 914-921-5384
(e) gmaldonado@gabelli.com

October 29, 2015

Mr. Scott P. Sider
Chief Executive Officer
The Pep Boys - Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, PA 19132

Dear Mr. Sider:

It is our understanding that The Pep Boys - Manny, Moe & Jack ("PBY" or the "Company") is subject to Subchapter 25H of Pennsylvania Business Corporation Law ("BCL"). Subchapter 25H of BCL provides in certain circumstances for the recovery by the Company of profits made on the sale of PBY stock by a "controlling person," defined to include, among others, a person who owns 20% or more of the voting power of the Company.

According to the Agreement and Plan of Merger with Bridgestone Retail Operations, LLC and certain affiliated entities, dated October 26, 2015 (the "Merger Agreement"), the Company has taken steps to render Subchapter 25H inapplicable to Parent, Merger Sub, and their respective Affiliates (each as defined in the Merger Agreement), but the Company has not done the same with respect to PBY shareholders. GAMCO Asset Management Inc. ("GAMCO"), on behalf of its clients, believes that the Company and the Board of Directors should immediately take all necessary steps to opt out of Subchapter 25H of the BCL as it applies to PBY shareholders. GAMCO believes that this provision is not in the best interest of shareholders.

Sincerely,

George Maldonado
Director of Proxy Voting Services

Cc: Mr. Robert H. Hotz – Chairman of the Board

Mr. Brian D. Zuckerman – General Counsel & Secretary